Exhibit 99.1

December 18, 2014

To	To

Israel Securities Authority	Tel Aviv Stock Exchange Ltd.

Via fair disclosure electronic system (MAGNA)	Via fair disclosure electronic system (MAGNA)

Dear Sir, Madam,

Re: Gazit-Globe Ltd. (the “Company”)—Immediate Report regarding Changes in Holdings of Atrium European Real Estate Limited.

The Company is pleased to report the following changes in its holdings in Atrium European Real Estate Limited (“ATR”)1:

(1)	On December 17, 2014, a wholly-owned subsidiary of the Company purchased 615,572 ATR shares in the market at a price of EUR 3.80 per share at a total cost of approximately EUR 2,339,000.

As a result of the aforementioned acquisition, the Company (through wholly-owned subsidiaries), now holds 154,611,929 ATR shares that, to the best of its knowledge, comprise 41.19% of ATR’s share capital and voting rights (approximately 40.42% on a fully-diluted basis).

Forward Looking Statements:

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.

[1]	A company whose shares are traded on the Vienna Stock Exchange in Austria and on the Euronext Amsterdam in Holland.